ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

December 31, 2019
(In Thousands)

Assets

Cash	$ 576,270
Securities segregated under Federal and other regulations (with a market value of $53,199)	53,178
Securities borrowed	5,021,484
Securities purchased under agreements to resell at fair value	21,392,935
Securities received as collateral at fair value	2,506,421
Receivable from affiliates	5,098
Receivable from brokers, dealers, and clearing organizations	118,370
Receivable from customers	1,383,435
Financial instruments owned, at fair value	47,213
Financial instruments owned, not readily marketable, at fair value	1,962
Other assets	6,346
Total assets	$ 31,112,712

Liabilities and Member's Equity

Securities loaned	1,823,105
Securities sold under agreements to repurchase at fair value	25,160,750
Payable to brokers, dealers, and clearing organizations	68,758
Payable to customers	40,965
Financial Instruments sold, not yet purchased, at fair value	35,785
Obligation to return securities received as collateral at fair value	2,506,421
Accounts payable, accrued expenses, and other liabilities	14,417
Total liabilities	29,650,201
Commitments and Contingencies (note 16)	
Member's equity	921,481
Retained Earnings	541,030
Total Member's Equity	1,462,511
Total liabilities and member's equity	$ 31,112,712

See accompanying notes to financial statements.